UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

In June 2022, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 7, 2022: FDA approves Dupixent® (dupilumab) as first biologic medicine for children aged 6 months to 5 years with moderate-to-severe atopic dermatitis

Exhibit 99.2	Press release dated June 8, 2022: Sanofi launches its first Digital Accelerator fueled by new talent and focused on growth

Exhibit 99.3	Press release dated June 13, 2022: Sanofi-GSK next-generation COVID-19 booster delivers strong immune response against variants of concern, including Omicron

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 7, 2022: FDA approves Dupixent® (dupilumab) as first biologic medicine for children aged 6 months to 5 years with moderate-to-severe atopic dermatitis

Exhibit 99.2	Press release dated June 8, 2022: Sanofi launches its first Digital Accelerator fueled by new talent and focused on growth

Exhibit 99.3	Press release dated June 13, 2022: Sanofi-GSK next-generation COVID-19 booster delivers strong immune response against variants of concern, including Omicron

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2022		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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